CECO ENVIRONMENTAL CORP.

3120 Forrer Street

Cincinnati, Ohio 45209

September 30, 2009

Via Facsimile and EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission – Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549-7010

Re:	CECO Environmental Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File no. 0-7099

Dear Mr. Decker:

CECO Environmental Corp. (“we” or the “Company”) has received your letter dated September 2, 2009. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our review of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) you provided (keyed to your letter dated September 2, 2009):

Form 10-K for the Year Ended December 31, 2008

General

1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that will require an amendment to your Form 10-K, these revisions should be included in your future filings.

Response:  The following responses show what the revisions will look like. Where applicable, these revisions will be included in our future filings, including interim filings. Our proposed disclosures are subject to change based on the facts and circumstance at the time we make future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 40

Overview of Cash Flows and Liquidity, page 41

2.	Comment: We note that you identify the components that resulted in a significant increase in your cash flows from operations. Please expand this disclosure to discuss the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventory, accounts payable and deferred revenue.

Response:  The change in inventory between periods was not a major contributor to the change in operating cash flow and therefore is not discussed. Also, the Company assumes that by “deferred revenue” the staff means billings in excess of costs and estimated earning on uncompleted contracts.

Future filings will include disclosures similar to the following:

In 2008, $5.1 million was provided by operating activities compared to $4.0 million provided by operating activities in 2007. The increase in cash provided by operating activities was due primarily to a net decrease in working capital requirements. Compared to working capital changes, net of acquisitions, in 2007, 2008 working capital changes provided additional cash of $23.8 million from accounts receivable, $2.3 million from prepaid expenses, $1.3 million from accrued income taxes and $1.5 million from billings in excess of costs and estimated earnings. These positive changes were offset by working capital changes that used more cash in 2008 of $27.8 million from accounts payable and $1.2 million from other liabilities. The decrease in accounts receivable was mainly the result of a significant decline in our contracting group revenues in 2008 compared to 2007, due to the completion of a very large automotive contract and the resulting collection of accounts receivable. The decrease in accounts payable was due to payment of related vendors involved in this project and a decline in new business activity that would require purchases from vendors. Billings in excess of costs declined as a result of several contracting projects nearing completion or being completed in the fourth quarter of 2008 without being replaced by an equal or greater volume of new contracts and accrued income taxes increased due to the fact that no prepayments were made during 2008 because there was no tax liability until the fourth quarter.

Net income in 2008 included $3.2 million of non cash expenses for depreciation and amortization compared to $1.6 million for depreciation and amortization in 2007. This increase was due primarily to increased amortization of definite life intangibles from recent acquisitions. Additionally, 2008 net income included $1.2 million for non cash stock awards compared to $0.7 million in 2007. Our net investment in working capital (excluding cash and cash equivalents and current portion of debt) at December 31, 2008 was $25.1 million as compared to $20.8 million at December 31, 2007. Looking forward, we will continue to manage our net investment in working capital. We believe that our working capital needs will remain constant unless we experience a significant increase or decrease in sales and operating income.

Debt Covenants, page 42

3.	Comment: You indicate that you were in compliance with all debt covenants at December 31, 2008. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response:   In previous filings, including the Form 10-K for the year ended December 31, 2008 and the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009, we have considered the guidance in Section IV.C of the SEC Interpretive Release No. 33-8350. In such periods, the financial covenants under our Credit Agreement were met by a substantial margin and accordingly, we concluded that further discussion was not required at that time as the likelihood of default was considered to be remote. The Credit Agreement, which has been filed with the SEC as a material agreement, also contains descriptions of the covenants associated with the facility. If, at any time in the future we are or are reasonable likely to be, in breach of such covenants we will expand our discussion and analysis of material debt covenants and analyze the impact on the Company. Our credit facility also contains cross-default provisions whereby (i) if a default under our subordinated debt documents results in the subordinated lender declaring a default or taking action to enforce any of its rights or remedies with respect to such default or (ii) a failure to pay (after grace periods) any other debt or lease that, individually or in the aggregate involves indebtedness in excess of $100,000, if such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments, absent a waiver from the lender, would result in a default under our credit facility and the acceleration of the maturity of outstanding debt under our credit facility.

In response to your comment, future filings, including Forms 10-Q, will include disclosures similar to the following under “Debt Covenants” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the debt footnote to the financial statements:

As of December 31, 2008, the Bank Facility, as amended, includes a revolving line of credit of up to $30 million, including letters of credit, limited to a borrowing base amount computed as 70% of eligible accounts receivable plus 50% of eligible inventories. Amounts outstanding under the revolver were $18.4 million and $4.4 million at December 31, 2008 and 2007, respectively. Certain term loans previously available under the Bank Facility were fully retired with proceeds from our May 2007 secondary stock offering described in Note 11. At December 31, 2008, $4.2 million of a remaining $5.0 million term note is still outstanding. Interest on the outstanding borrowings is charged at the prime rate or the LIBOR rate plus 2% for the revolver and the prime rate or the LIBOR rate plus 2.25% on the term note. Based on our election to use the LIBOR rate at December 31, 2008, the weighted average interest rate under the Bank Facility was 2.56%. Terms of the Bank Facility, as amended, include financial covenants which require compliance including at December 31, 2008 and each quarter through December 31, 2010. The covenants increase the maximum capital expenditures financial covenant commencing with fiscal year 2008, and each year thereafter during the term of the Bank Facility from $2,000,000 to $2,500,000. The minimum Fixed Charge Coverage Ratio remains constant at 1.25 to 1.0 for each quarter during the term of the Bank Facility and the maximum funded debt to EBITDA covenant remains constant at 3.2 to 1. Our Bank Facility also contains cross-default provisions with respect to our subordinated debt. Also, if we fail to pay (after grace periods) any other debt or lease that, individually or in the aggregate involves indebtedness in excess of $100,000, and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments, then absent a waiver from the lender, it would result in a default under our Bank Facility and the acceleration of the maturity of outstanding debt under our Bank Facility.

As of December 31, 2008, we were well in compliance with all related financial and other restrictive covenants, and expect continued compliance.

Critical Accounting Policies and Estimates, page 43

Impairment of Long-Lived Assets, including Goodwill, page 44

4.	Comment: In the interest of providing readers with a better insight into management’s judgments in accounting for impairment of long-lived assets, including goodwill, please consider disclosing the following in future fillings:

•

Please disclose how you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	How you group long-lived assets for impairment and your basis for that determination;
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•	Sufficient information to enable a reader to understand how you determined the appropriate multiple of pre-tax EBITDA to use and how you apply the multiple in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;
•	How you determined the appropriate discount rates to apply in your impairment analysis;
•

Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•

If applicable, how the assumptions and methodologies used for valuing goodwill and other intangibles and property, plant and equipment in the current year have changed since the prior year, highlighting the impact of any changes; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Response:  For clarity purposes, we will restate each point above and follow it with the specific related responses.

•

Comment:  Please disclose how you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	Comment: How you group long-lived assets for impairment and your basis for that determination;

Response to these 2 comments: To more clearly address the impairment considerations related to property, plant and equipment in future filings, we will present the information separately from the disclosures addressing intangible assets and goodwill. Future filings will be revised to add disclosures similar to the following to the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Property, Plant and Equipment

Property plant and equipment are reviewed whenever events or changes in circumstances occur that indicate possible impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. If events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of our assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. We conduct annual reviews for idle and underutilized equipment, and review business plans for possible impairment. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows.

As of December 31, 2008 we have $12.2 million of net property, plant, and equipment recorded on the consolidated balance sheets. No indications of impairment were noted as of December 31, 2008.

•	Comment: The reporting unit level at which you test goodwill for impairment and your basis for that determination;

Response: To determine the proper reporting unit level at which we test goodwill for impairment, we considered the guidance provided by SFAS No. 142, “Goodwill and Other Intangible Assets”. For management purposes, the Company is organized into four divisions, including a contracting division, an equipment division, a component and parts division and an engineering and design division. Each of these divisions meets the criteria for treatment as an operating segment. Each of these operating segments is comprised of one or more components on which discrete financial information is available and on which operating results are regularly reviewed by segment management and each of these components is considered to be a reporting unit for purposes of our impairment analysis.

•

Comment: Sufficient information to enable a reader to understand how you determined the appropriate multiple of pre-tax EBITDA to use and how you apply the multiple in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;

Response: Management believes the most meaningful method of determining the fair value of the reporting units for purposes of the goodwill impairment analysis is the use of a multiple of EBITDA. This method is comprehensive and considers historical and future expected performance of the Company, as well as the market risk, the risk associated with this investment and current trading multiples experienced in transactions by comparable companies. Future filings will be revised to add disclosures similar to the following:

The multiple applied to pre-tax earnings before interest, depreciation and amortization was based on available market data related to recent transactions of comparable companies.

•	Comment: How you determined the appropriate discount rates to apply in your impairment analysis;

Response: Instead of applying a discount rate to future cash flow or earnings measures, a capitalization rate, or inversely, a multiple based on the capitalization rate has been applied to the most current EBITDA of the reporting units of the Company. As stated in the previous response, this was considered by management to be the most meaningful method of determining fair value of the reporting units.

•

Comment: Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

Response: There are several factors that are considered in our impairment analyses. To clarify these estimates and assumptions and their related sensitivity, future filings will be revised to add disclosures similar to the following:

Major factors that influence our cash flow analysis are our estimates for future revenue and expenses associated with the reporting units. This is the most sensitive of our estimates related to our fair value calculations. Other factors considered in our fair value calculations include assumptions as to the business climate, industry and economic conditions. These assumptions are subjective and different estimates could have a significant impact on the results of our analyses.

•

Comment: If applicable, how the assumptions and methodologies used for valuing goodwill and other intangibles and property, plant and equipment in the current year have changed since the prior year, highlighting the impact of any changes;

Response: The assumptions and methodologies used for valuing goodwill and other intangible assets and property, plant and equipment have not changed in the current year. Future filings will highlight any changes in these assumptions and methodologies and will discuss the impact of the changes.

•	Comment: For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Response: The carrying value of any asset group, including goodwill and indefinite life intangible assets was not close to the fair value of these asset groups. Future filings will be revised to include disclosures related to the carrying value of asset groups on which fair value is not significantly higher than carrying value.

Comment: We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Response: We agree that it is important to provide investors with information to help them evaluate the current assumptions underlying our impairment assessment relative to our current market conditions and our peers to enable them to attempt to assess the likelihood of potential future impairments. Accordingly, future filings will include detailed additional quantitative disclosures which will convey the risk that additional impairment or restructuring charges may be recorded.

Considering all of the aforementioned changes to the disclosures related to the impairment assessment of goodwill and other intangible assets, future filings will include disclosures similar to the following in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations with corresponding changes to the footnotes:

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this accounting standard, we no longer amortize our goodwill and intangible assets with an indefinite life. The indefinite life intangible assets are reviewed for potential impairment annually. Goodwill is also tested annually for any indication of impairment on a reporting unit level. To determine the proper reporting unit level at which we test goodwill for impairment, we considered the guidance provided by SFAS No. 142, “Goodwill and Other Intangible Assets”.

For management purposes, the Company is organized into four divisions, including a contracting division, an equipment division, a component and parts division and an engineering and design division. Each of these divisions meets the criteria for treatment as an operating segment. Each of these operating segments is comprised of one or more components on which discrete financial information is available and on which operating results are regularly reviewed by segment management and each of these components is considered to be a reporting unit for purposes of our impairment analysis.

As of December 31, 2008 we have $31.1 million of goodwill, $2.2 million of amortizable intangible assets and $3.2 million of indefinite life intangible assets recorded on the consolidated balance sheets.

For all amortizable intangible assets, if any events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows. The Company also evaluates the remaining useful life of each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life. No impairment of amortizable intangible assets was indicated and no remaining useful lives were changed as of December 31, 2008.

As required by current accounting rules, we complete an annual (or more often if circumstances require) impairment test for our indefinite life intangible assets. Those tests in 2008, 2007 and 2006 did not indicate any impairment. In performing these assessments, the carrying value of the asset is considered impaired if the fair value is less than the carrying value of the asset. If this occurs, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value.

Also as required by current accounting rules, we complete an annual (or more often if circumstances require) impairment test for our goodwill. Those tests in 2008, 2007 and 2006 did not indicate any impairment. In performing these assessments, the carrying value of the reporting unit is compared to its estimated fair value, as calculated by the multiple of pre-tax EBITDA method. If the estimated fair value of the reporting unit is less than its carrying value, an impairment charge is recorded for the amount by which the carrying value of the goodwill exceeds its calculated implied fair value.

Major factors that influence our analyses are our estimates for future revenue and expenses associated with the reporting units. This is the most sensitive of our estimates related to our fair value calculations. Other factors considered in our fair value calculations include assumptions as to the business climate, industry and economic conditions. These assumptions are subjective and different estimates could have a significant impact on the results of our analyses. Based on these factors, our projection of future operating performance of our reporting units was assumed to approximate the 2008 operating results. To determine the fair value of each of the reporting units, we applied a reasonable multiple to 2008 pre-tax earnings before interest, depreciation and amortization to estimate our reporting unit’s fair values. The multiple applied to pre-tax earnings before interest, depreciation and amortization was based on available market data related to recent transactions of comparable companies. Our analysis indicated that the carrying value of our reporting units was significantly lower than their fair values. While management, based on current forecasts and outlooks, believes that the estimated fair value is reasonable, we can make no assurances that future actual operating results will be realized as planned and that there will not be material impairment charges as a result. In particular, a prolonged continuation of the current economic slump could have a material adverse impact on our customers thereby forcing them to reduce or curtail doing business with us and such a result may materially affect the amount of cash flow generated by our future operations.

Applying a multiple to pre-tax earnings before interest, depreciation and amortization was considered to be the most meaningful method of testing goodwill during 2008. The method is comprehensive and considers historical and future expected performance of the Company, as well as the market risk, the risk associated with this investment and current trading multiples experienced in transactions by comparable companies.

In our goodwill assessment at the end of 2008, management considered that the Company’s market capitalization as of December 31, 2008 was $34.7 million based on our stock price at that date. Our consolidated book value at that date was $44.5 million. We note that our reporting units that carry goodwill do not represent 100% of the operations of our Company and that the market capitalization figure reflects the impact of us having nearly $25 million of outstanding debt as of December 31, 2008. The goodwill assessment of our reporting units does not include an allocation of our debt to those reporting units. We also note that while our operating results declined from 2007 to 2008, that decline was not nearly as significant as the decline of our stock price, suggesting that our year end stock price is suffering more from the general economic downturn and overall stock market dynamics than it is from the Company’s actual performance.

Controls and Procedures, page 50

(b) Management’s Annual Report on Internal Control over Financial Reporting, page 50

5.	Comment: Please revise your management’s report in an amendment to your Form 10-K to address the following:

•

Specifically state your conclusion about the effectiveness of your internal controls over financial reporting. Your statement should indicate whether or not your internal control over financial reporting is effective; and

•

A statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management’s assessment of internal controls over financial reporting.

Refer to Item 308(a) of Regulation S-K.

Response: We have amended Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2008 to revise our management’s report to include such conclusion and statement pursuant to Item 308(a) of Regulation S-K. Please see Form 10-K/A Amendment No. 1 filed on September 25, 2009.

Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies, page F-10

General

6.	Comment: Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

Response: Future filings will include disclosures similar to the following:

Pre-contract costs – Pre-contract costs are not significant. The Company expenses all pre-contract costs as incurred regardless of whether or not the bids are successful. A majority of our business is obtained through a bidding process and this activity is on-going with multiple bids in process at any one time. These costs consist primarily of engineering, sales and project manager wages, fringes and general corporate overhead and it is deemed impractical to track activities related to any one specific contract.

Claims, page F-12

7.	Comment: Please disclose whether the unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances.

Response: Future filings will include disclosures similar to the following:

Claims—The Company recognizes certain significant claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. Change orders of this nature are accounted for in estimated revenue and estimated cost when it is probable that the costs will be recovered through a change in the contract price and a percentage of the related profit is recognized at that time.

In circumstances where recovery is considered probable but the revenues cannot be reliably estimated, costs attributable to claims and change orders are recognized as incurred but revenues are recognized only to the extent of the cost with no increase in the estimated profit margin and no additional profit is recognized.

When it is probable that the claim will not result in additional contract revenue the Company recognizes the incurred cost in cost of sales and reduces the estimated profit margin on the job which negatively impacts profit for the period.

Earnings per Share, page F-13

8.	On page F-23, you indicated that you recorded an expense for restricted stock awards. Please disclose how you treated your restricted stock awards for purposes of computing earnings (loss) per share in accordance with SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock.

Response:

Unvested Restricted Stock Awards

For purposes of computing basic earnings (loss) per share, unvested restricted stock awards were not included in the denominator. For purposes of computing diluted earnings (loss) per share, unvested restricted stock awards that vest solely on the basis of a service condition were included in the denominator using the treasury stock method pursuant to SFAS 128. Unvested restricted stock awards that vest upon meeting certain performance conditions were not included in the computation of diluted earnings (loss) per share as none of the performance conditions had been met as of December 31, 2008. If attainment of the performance conditions had been probable or had been met, the additional shares would have been considered to be outstanding for the purpose of computing diluted EPS if the effect was dilutive.

Vested Restricted Stock Awards

Once a restricted stock award vests, it is included in the computation of weighted average shares outstanding for purposes of basic earnings (loss) per share.

19. Quarterly Financial Data (unaudited), page F-32

9.	Comment: Please revise your quarterly financial data to include gross profit for each period presented as required by Item 302 of Regulation S-K.

Response: Future filings that require the information of Item 302 of Regulation S-K will include disclosures similar to the following:

19.	Quarterly Financial Data (unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

$ in thousands except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2008

Net Sales	$46,862	$57,446	$55,238	$58,344	$217,890
Gross profit	6,295	10,457	11,555	15,084	43,391
Income (loss) from operations	(735)	2,058	2,429	4,443	8,195
Net income (loss)	(575)	1,029	1,196	3,360	5,010
Basic earnings (loss) per share	(0.04)	0.07	0.08	0.24	0.34
Diluted earnings (loss) per share	(0.04)	0.07	0.08	0.19	0.30

Year ended December 31, 2007

Net Sales	$43,463	$59,247	$65,257	$67,986	$235,953
Gross profit	7,537	9,595	10,872	11,185	39,189
Income from operations	2,494	3,307	4,050	2,783	12,634
Net income	1,144	1,147	2,196	1,818	6,305
Basic earnings per share	0.10	0.09	0.15	0.12	0.47
Diluted earnings per share	0.08	0.08	0.14	0.12	0.45

Exhibits 31.1 and 31.2

10.	Comment: You have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of your certifications. Please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

Response: Future filings will use the word “report” in the certifications in paragraphs 2, 3 and 4 instead of the description of the corresponding report.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

General

11.	Comment: Please address the comments above in your interim filings as well.

Response: We will address the above comments in future interim filings in the manner described in the responses above.

7. Earnings Per Share, page 11

12.	Comment: Please clearly disclose the terms of the dividend rights associated with the restricted stock, including whether they participate on a one-for-one basis with holders of common stock. Please provide us with your computations of EPS using the two-class method pursuant to FSP EITF 03-6-1, EITF 03-6, and paragraphs 60 and 61 of SFAS 128 for the periods presented.

Response: Future filings will include disclosures similar to the following:

Holders of restricted stock awards participate in nonforfeitable dividend rights on a one-for-one basis with holders of common stock. Holders of these awards are not obligated to share in losses of the Company. Therefore, these share awards are included in the computation of basic earnings (loss) per share during periods of net income using the two-class method, but are excluded from such computation in periods of net loss.

Due to the net loss incurred for the three and six month periods ended June 30, 2009, unvested restricted stock awards were excluded from the computation of basic and diluted earnings (loss) per share.

Response: Supplemental information only:

For the three and six month periods ended June 30, 2008, the computations follow:

	Basic Earnings Per Share	Diluted Earnings Per Share
Quarter ended June 30, 2008:

Weighted average shares outstanding as previously reported (basic computation excludes unvested restricted stock awards)	14,780,369	15,207,924

Less: Dilutive effect of unvested restricted stock awards previously calculated using the Treasury Stock method	—	(46,499)

Add: Weighted average unvested restricted stock awards	138,519	138,519

Total weighted average outstanding shares	14,918,888	15,299,944

Net income	$1,029,000	$1,029,000

Earnings per share – common stockholders	$0.07	$0.07

Earnings per share – unvested restricted stock award holders	$0.07	$0.07

Six months ended June 30, 2008:

Weighted average shares outstanding as previously reported (basic computation excludes unvested restricted stock awards)	14,735,290	15,186,105

Less: Dilutive effect of unvested restricted stock awards previously calculated using the Treasury Stock method	—	(49,856)

Add: Weighted average unvested restricted stock awards	138,264	138,264

Total weighted average outstanding shares	14,873,554	15,274,513

Net income	$454,000	$454,000

Earnings per share – common stockholders	$0.03	$0.03

Earnings per share – unvested restricted stock awards	$0.03	$0.03

15. Acquisitions, page 16

13.	Comment: You indicate that the purchase price allocation is preliminary and subject to further refinement based upon completion of asset valuation. Please confirm that your purchase price for your February 29, 2008 acquisition is final. Otherwise, please tell us and disclose why your purchase price allocation remains preliminary as of June 30, 2009.

Response: Future filings will include disclosures similar to the following:

The purchase price allocation is final; however, because the purchase agreement includes an earn-out component which may be earned by the seller over a three year period starting on the date of acquisition the total purchase price will not be final until the completion of this earn-out period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Financial Condition, Liquidity and Capital Resources, page 20

Comment:    You indicate that your principal sources of liquidity are cash flow from operations and available borrowings under your revolving credit facility. We note that your revenues decreased by 29.7% or $31.0 million from the six months ended June 30, 2008 to the six months ended June 30, 2009. In addition, on page 20, you indicate that at June 30, 2009, you have available borrowings of $1.6 million under your revolving line of credit. It appears that you had $8.1 million available as of December 31, 2008. Given the information above, please discuss the significant changes in these sources of cash from period to period and the impact of these changes on your liquidity and capital resources. Please specifically address the impact on your availability under the revolving credit facility due to changes in the borrowing base formula. Please disclose if you believe that these sources will be sufficient to meet your liquidity needs over the next twelve months. If so, please further advise how you determined that these sources will be sufficient to meet your needs over the next twelve months. Please disclose if you expect any alternative sources of funding to be available in the future.

Response:  Future filings will include disclosures similar to the following:

Financial Condition, Liquidity and Capital Resources

Our principal sources of liquidity are cash flow from operations and available borrowings under our revolving credit facility. Our principal uses of cash are operating costs, debt service, payment of interest on our outstanding senior debt, working capital and other general corporate requirements.

At June 30, 2009 and December 31, 2008, cash and cash equivalents totaled $1.1 million and $1.2 million, respectively. Generally, we do not carry significant cash and cash equivalent balances because excess amounts are used to pay down our revolving line of credit.

Total bank debt at June 30, 2009 was $9.6 million versus $22.6 million at December 31, 2008. The bank debt at June 30, 2009 includes $6.8 million due on the revolving line of credit. Unused credit availability under our $30.0 million revolving line of credit at June 30, 2009 was $1.6 million versus $8.1 million at December 31, 2008 due mainly to the decrease in eligible accounts receivable. Availability is limited as determined by a borrowing base formula contained in the credit agreement as follows:

$ in millions	6/30/09	12/31/08
Eligible accounts receivable at 70%	$8.2	$23.7
Net unbilled revenues at 50% up to $1.0 million	1.0	1.0
Eligible inventory at 50% up to $7.5 million	2.5	2.9
Borrowing base reserves required by lender	0.5	0.0

Borrowing base	$12.2	$27.6
Revolving loan principal amount	(6.8)	(17.9)
Letters of credit	(3.8)	(1.6)

Loan availability	$1.6	$8.1

Based on our historical results, management’s experience, our current business strategy and current cash flows, we believe that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. In addition, as necessary, we believe that we will be able to adjust operating expenses in order to maintain positive operating cash flow. Nevertheless, if we generate insufficient cash flows from operations or are unable to draw the amounts needed from our Bank Facility to meet our short-term liquidity needs, we may borrow additional funds. Although management believes that we will be able to fund our operations during 2009 from current resources, there is no guarantee that we will be able to do so, however, alternative sources of funding are potentially available in the form of additional term debt to be provided by our lender, which may be collateralized by our real estate and equipment, as well as subordinated debt to be provided by a related party. However, we cannot provide any assurances that such financing will be available to us on favorable terms or at all.

*            *            *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter we would appreciate the opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. In addition, if we may be of assistance during the Staff’s review of this letter, please call me directly at (513) 458-2600.

We look forward to your response.

Very Truly Yours,

CECO Environmental Corp.

/s/ Dennis W. Blazer

Dennis W. Blazer

Vice President and Chief Financial Officer

cc: Ernest Greene, Staff Accountant, Securities and Exchange Commission